UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

CXApp Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

23248B109

(CUSIP Number)

August 25, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23248B109
1.	Names of Reporting Persons 3AM LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,309,129 (1)(2)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,309,129 (1)(2)
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,309,129 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 1,009,129 shares of Class A common stock of CXApp Inc. (the “Issuer”), par value $0.0001 per share (the “Class A common stock”), and 300,000 shares of Class A common stock underlying warrants held by 3AM that are subject to a 9.8% beneficial ownership limitation pursuant to the terms of such warrants, which were distributed to 3AM LCC by Cardinal Venture Holdings LLC (“CVH”) in connection with the distribution by KINS Capital LLC to its members on August 25, 2023. CVH is a member of KINS Capital LLC.

(2)	Calculated based on an aggregate of 15,464,999 shares of the Issuer’s common stock outstanding, including 9,617,699 shares of Class A common stock and 5,487,300 shares of Class C common stock issued and outstanding as of August 14, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2023.

CUSIP No. 23248B109
1.	Names of Reporting Persons Nadir Ali
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 225,316 (1)(2)
	6.	Shared Voting Power 1,309,268 (3)
	7.	Sole Dispositive Power 225,316 (1)(2)
	8.	Shared Dispositive Power 1,309,268

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,534,584 (2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.73% (2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 220,598 shares of the Issuer’s Class A common stock and 4,718 shares of the Issuer’s Class C common stock which are automatically convertible into shares of the Issuer’s Class A common stock.

(2)	Represents 220,598 shares of the Issuer’s Class A common stock and 4,718 shares of the Issuer’s Class C common stock held by Nadir Ali, 1,009,129 shares the Issuer’s Class A common stock and 300,000 shares of Class A common stock underlying warrants held by 3AM LLC, which were distributed to 3AM LCC by Cardinal Venture Holdings LLC (“CVH”) in connection with the distribution by KINS Capital LLC to its members on August 25, 2023. CVH is a member of KINS Capital LLC. Mr. Ali is the managing member of 3AM LLC and may be deemed to hold voting and dispositive control over the shares of the Issuer’s common stock held by 3AM LLC.

(3)	Calculated based on an aggregate of 15,464,999 shares of the Issuer’s common stock outstanding, including 9,617,699 shares of Class A common stock and 5,487,300 shares of Class C common stock issued and outstanding as of August 14, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2023.

Item 1.

	(a)	Name of Issuer CXApp Inc. (f/k/a KINS Technology Group Inc.), a Delaware corporation (the “Issuer” and, prior to the Business Combination, “KINS”)

	(b)	Address of Issuer’s Principal Executive Offices Four Palo Alto Square, Suite 200 3000 El Camino Real Palo Alto, CA 94306

Item 2.

	(a)	Name of Person Filing 3AM LLC (“3AM”) and Nadir Ali (“Ali”) may each be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”

	(b)	Address of Principal Business Office or, if none, Residence: 555 Bryant St., #590, Palo Alto, CA, 94301, USA

	(c)	Citizenship 3AM is organized under the laws of the State of California. Mr. Ali is a citizen of the United States of America.

	(d)	Title of Class of Securities Class A common stock, par value $0.0001

	(e)	CUSIP Number 23248B109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover page.

	(b)	Percent of class: See the responses to Item 11 on the attached cover page.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.

		(ii)	Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.

		(iii)	Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.

		(iv)	Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Mr. Ali is the managing member of 3AM LLC and may have the right to receive or the power to direct the receipts of dividends from, or the proceeds the sale of common stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature page to follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2023

3AM LLC

By:	/s/ Nadir Ali
Nadir Ali
Managing Member

/s/ Nadir Ali
Nadir Ali